October 2, 2024	Andrew B. Stewart Direct Phone 236-317-5567 Direct Fax 778-357-3372 abstewart@cozen.com

VIA E-MAIL Attention: Division of Corporation Finance Office of Industrial Applications and Services

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re: Aduro Clean Technologies Inc. ("Aduro" or the "Company") - CIK No. 0001863934
Amendment No. 1 to Registration Statement on Form F-1, Filed September 16, 2024
File No. 333-280955

Dear Sirs:

We are counsel to Aduro. On behalf of the Company, we have set forth below the response of the Company to the comment of the staff (the "Staff") of the Division of Corporate Finance at the Securities and Exchange Commission contained in the Staff's comment letter dated September 30, 2024 with respect to the above-noted matter. For ease of reference, the text of each of the Staff's comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Form F-1/A filed September 16, 2024

Pre-Split Presentations, page 2

1. You indicate that the share and per share information in this prospectus, other than in your financial statements and notes thereto, or where referred to as "Pre-Split", reflects a consolidation, or a reverse stock split, of your issued and outstanding common shares on the basis of one (1) new common share for three and a quarter (3.25) old common shares which was completed on August 20, 2024. You provide similar disclosures under the Reverse Stock Split caption on page 6. Please address the following apparent inconsistencies:

  Your per share information in your financial statements and notes thereto, as disclosed on page F-5 and elsewhere in your disclosures, have been appropriately retroactively presented to effect the August 20, 2024 consolidation;

  You disclose on page 3 that you intend to implement a consolidation, or a reverse stock split, of your issued and outstanding common shares on the basis of one (1) new common share for three and a quarter (3.25) old common shares prior to the closing of the offering. Please clarify if you plan another reverse stock split subsequent to your August 20, 2024 consolidation; and
Bentall 5 550 Burrard St Suite 2501 Vancouver, BC V6C 2B5 (604) 674-9170 (604) 674-9245 Fax cozen.com

United States Securities and Exchange Commission October 2, 2024 Page 2
  Your disclosures on pages 12 and 40 indicate that the earnings per share information presented is "Pre-Split". However, such information agrees to your per share information in your financial statements and notes thereto, which have been appropriately revised to reflect the August 20, 2024 consolidation.

Please revise your disclosures for consistency and accuracy throughout your filing.

Response

The Company has revised the disclosure in respect of the consolidation for consistency and accuracy throughout the filing.

Implications of Being an Emerging Growth Company, page 8

2. We note your disclosure that you intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act. This election under is only available to foreign private issuers that prepare their financial statements in accordance with U.S. GAAP or reconcile their home country GAAP financial statements to U.S. GAAP. Refer to Question 34 of our "Jumpstart Our Business Startups Act Frequently Asked Questions - Generally Applicable Questions on Title I of the JOBS Act" dated December 21, 2015 and revise your disclosures accordingly.

Response

The Company has revised its disclosure to remove reference to taking advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act which is not available to the Company since it prepares its financial statements in accordance with IFRS.

Note 3 - Material Accounting Policy Information

p) Earnings (loss) per share, page F-13

3. Please identify and quantify the instruments (including contingently issuable shares) that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the period(s) presented. Refer to paragraph 70(c) of IAS 33.

Response

The Company has added a note to the financial statements in the earnings per share disclosure which explains the dilutive impact of the outstanding stock options and warrants.

We trust that you will find the foregoing to be in order. Please do not hesitate to contact the undersigned if you require any further information.

United States Securities and Exchange Commission October 2, 2024 Page 3

Yours truly,

COZEN O'CONNOR

By:  /s/ Andrew B. Stewart

ABS

Encl.

cc: Ofer Vicus, Chief Executive Officer

cc:    Mena Beshay, Chief Financial Officer